EXHIBIT (20)

                             UNIHOLDING CORPORATION
                                96 Spring Street
                            New York, New York 10012
                            Telephone: (212) 219-9496
                               Fax: (212) 925-2184


FOR IMMEDIATE RELEASE



UNIHOLDING ANNOUNCES PLAN TO SPIN OFF CLINICAL TRIALS

         NEW YORK,  N.Y.,  January 15, 1998 -  UniHolding  Corporation  (NASDAQ:
UHLD) today announced that it will spin off its clinical trials business to UniHolding's shareholders.

         UniHolding's management and Board of Directors have concluded that the transaction is in the best interests of UniHolding and its shareholders. They believe it will allow UniHolding to focus on its Diagnostic Laboratory business by creating a separate company focused on clinical trials testing for the pharmaceutical industry.

         The transaction will be in the form of a distribution by UniHolding to its shareholders of the common stock of Global Unilabs Clinical Trials Limited, a British Virgin Islands corporation ("GUCT"). GUCT, which is an indirect, wholly-owned subsidiary of UniHolding, now holds all of UniHolding's Clinical Trials Division. One share of common stock of GUCT will be distributed to the shareholders of UniHolding, without any consideration, for each share of common stock of UniHolding held on the record date, January 16, 1998. These GUCT shares will be held by shareholders in addition to the shares then held by them in UniHolding. It is expected that the distribution will be completed by the end of February 1998.

                  There is currently no public market for GUCT common stock and it currently is not possible to predict whether such a market will ever develop. GUCT will restrict the transfer of shares of GUCT common stock until a Registration Statement under the Securities Exchange Act of 1934 has been filed and declared effective.

         While details of the transaction and the structure of the new company are now being completed, it is expected that UniHolding will retain $20 million of non-voting preferred stock in GUCT and the shareholders of UniHolding will receive all the outstanding common stock of GUCT.

         The Company understands that a holder of UniHolding common stock who receives shares of GUCT common stock will be treated under the Internal Revenue Code as receiving a distribution equal to the fair market value of the GUCT common stock on the distribution date. Based upon



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UniHolding's  evaluation of the GUCT common stock,  particularly  in view of the
$20  million   preferred  stock  retained  by  UniHolding,   the  value  of  the
distribution should be nominal.
         UniHolding will deliver to its shareholders an Information Statement describing the transaction before the GUCT shares are distributed.

         In making the announcement, UniHolding Chairman and Chief Executive Officer Edgard Zwirn said: "Our goal in taking these steps is to dramatically sharpen UniHolding's focus. Our clinical trials business has potential for the future. However, given the distinctly different dynamics of clinical trials and medical laboratories services in general, we believe both of these businesses can better flourish with two separate and distinct managements and corporate structures."

         Mr. Zwirn pointed out that over the last few years UniHolding has taken a series of steps to position GUCT and its 70% subsidiary, Unilabs Clinical Trials International, Inc., with the potential to flourish as an independent company. He noted that "All operations of clinical trials in both the U.S. and Europe were brought together under coordinated senior managers. This international business became a single unit." Mr. Zwirn concluded: "I believe the clinical trials company will be an organization with future potential, the 'new' UniHolding will be better than ever, and both companies will be more capable of improving their operation."

         After the spin-off of GUCT is completed, UniHolding will continue the exploration of the merger of UniHolding into its wholly-owned subsidiary, Unilabs Group Limited. As previously announced, the principle of such merger has been unanimously approved by the Company's Board of Directors with the intent to streamline the corporate structure of the entire Unilabs Group.

         Following the spinoff of its clinical trials business, UniHolding's medical laboratories


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business  will  continue  to  rank  as  one of the  largest  medical  laboratory companies in Europe.

         This press release includes "forward-looking statements" that involve uncertainties and risks. There can be no assurance that actual results will not differ from the Company's expectations. Factors that could cause such differences include competitive and general economic conditions, as well as the risks described in the Company's filings with the Securities and Exchange Commission.

         For More Information, Contact:    Jacques Mot
                                           12 Place de Cornavin
                                           CH 1211 Geneva
                                           Telephone:  (011) 41 22 909 7777
                                           Facsimile:    (011) 41 22 909 7707